                    U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                               HyperBaric Systems
                 (Name of Small Business Issuer in its charter)

               California                              77-0481056
     (State or other jurisdiction of                (I.R.S. Employer
     incorporation or organization)              Identification Number)

                    1127 Harker Avenue, Palo Alto, CA 94301
                    (Address of principal executive offices)

                                  650-323-0943
                           (Issuer's Telephone Number)

           Securities to be registered under Section 12(b) of the Act:

           Title of each class               Name of each exchange on which
           to be so registered               each class is to be registered

                                      NONE

           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                                           Page
                                                                                           ----
PRELIMINARY STATEMENT........................................................................1

PART 1.......................................................................................1

ITEM 1. DESCRIPTION OF BUSINESS..............................................................1
    Business Development.....................................................................1
       (1)  Form and year of organization....................................................1
       (2)  Any bankruptcy, receivership or similar proceeding...............................2
       (3)  Status of any publicly announced new product or service..........................2
       (4)  Competitive business conditions..................................................2
       (5)  Sources and availability of raw materials........................................3
       (6)  Dependence on one or a few major customers.......................................3
       (7)  Patents and trademarks...........................................................3
       (8)  Need for any government approval.................................................3
       (9)  Effect of existing or probable governmental regulations on the business..........4
       (10) Estimate of the amount spent on research and development activities..............4
       (11) Costs and effects of compliance with environmental laws..........................4
       (12) Employees........................................................................4
    Reports to Securities Holders............................................................4

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION............................4
    Overview.................................................................................4
    Liquidity and capital resources..........................................................5
    Going Concern............................................................................5
    Development plan.........................................................................6
    Intellectual property....................................................................7
    Plant and Significant Equipment Requirements:............................................7
    Changes in the Number of Employees.......................................................7

ITEM 3.  DESCRIPTION OF PROPERTY.............................................................7

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT......................7
    Security ownership of certain beneficial owners..........................................8
    Security ownership of management.........................................................9

ITEM 5: DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS........................10

ITEM 6: EXECUTIVE COMPENSATION..............................................................12

ITEM 7: CERTAIN TRANSACTIONS AND RELATED TRANSACTIONS.......................................13

    Transactions between the Company and management.........................................13

ITEM 8: DESCRIPTION OF SECURITIES...........................................................17
    Common Stock............................................................................17
    The Warrants............................................................................17
    Cumulative Voting.......................................................................17
    Dividends...............................................................................17
    Transfer Agent..........................................................................18

PART II.....................................................................................18

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED
        STOCKHOLDER MATTERS.................................................................18

ITEM 2. LEGAL PROCEEDINGS...................................................................19

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.......................................19

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.............................................19

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS...........................................22

PART F/S....................................................................................23

ITEM 1.  FINANCIAL STATEMENTS...............................................................23

ITEM 2.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL
         DISCLOSURE.........................................................................23

PART III....................................................................................46

ITEM 1.  EXHIBIT INDEX......................................................................46

PRELIMINARY STATEMENT

        HyperBaric Systems (the "Company") is filing this registration statement on a voluntary basis under Section 12(g) of the Securities Exchange Act of 1934. Our common stock trades in the over-the-counter market and is quoted by NASD market makers on the OTC Bulletin Board. A recent rule change requires that all companies whose securities are approved for quotation on the OTC Bulletin Board must file periodic financial reports with governmental authorities such as the Securities and Exchange Commission. The effectiveness of this registration statement subjects the Company to the periodic reporting requirements imposed by
Section 13(a) of the Securities Exchange Act.

PART 1

ITEM 1. DESCRIPTION OF BUSINESS

        Certain statements in this Form 10-SB, particularly under Items 1 and 2, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements, expressed or implied by the forward-looking statements.

BUSINESS DEVELOPMENT

(1)     Form and year of organization

        The Company was incorporated on February 26, 1998, in the State of California, by the filing of Articles of Incorporation. The articles of the Company authorized the issuance of fifty million (50,000,000) shares of common stock.

        We established a branch office in Krasnoyarsk, Russia with approval from the Russian Federation, on August 25, 1998. Initial non-clinical tests and other research and development activities are being conducted and production of the prototype and pre-production units is under sub-contract at our branch located there. Krasnoyarsk is where the inventor currently resides.

        We are a developmental stage company whose principal business objective is to develop and provide economical, non-toxic methods of biological material preservation to the market place. We have not realized any operating revenues. We have been entirely dependent upon cash flow from private placements.

(2)     Any bankruptcy, receivership or similar proceeding

        We are not and never have been in bankruptcy, receivership or any other similar proceedings.

(3)     Status of any publicly announced new product or service

        We are in development of our PlexLife System, which is a proprietary technology for preserving platelets (a blood component), heart valves, tissues and organs such as kidneys, hearts, livers, and lungs. We believe that our technology represents a breakthrough in the storage and preservation of living biological materials that promises to reduce the waste inherent in current technologies, while simultaneously increasing the worldwide availability of precious biological materials needed to save human lives. If the technology is proven through further testing and granted Federal Drug Administration approval, it should be considered unique and revolutionary in its ability to extend and maintain functionality of these materials for much longer periods of time than is currently possible. We are targeting blood banks, hospitals and tissue and organ banks as our main customers in the worldwide markets.

        On September 1, 1998, we entered into a purchase agreement with Paul Okimoto, an officer and director of the Company, acquiring all rights to a disposable venereal disease test device called Phemtest, for which Mr. Okimoto owned the patents.

(4)     Competitive business conditions

        As a development stage company, we are entering the biological material preservation market presently dominated by large companies. We have limited funds with which to develop methodologies in comparison to a number of established entities. These entities are active in research and development of biological material preservation, and we do not know the current status of their development efforts. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than we and, consequently, we will be at a competitive disadvantage.

        Since our approach to biological material preservation is non-toxic and inexpensive we believe it will provide us with a competitive advantage. It is our plan to market our products through well-established distribution channels currently supplying the market.

(5)     Sources and availability of raw materials

        As we are in the development stage of operations, our products have not been developed to a level where raw materials and suppliers can be identified. We are constantly reviewing the materials used in the development process, with particular attention to availability and future cost. We cannot currently anticipate what the availability of materials and suppliers will be at the time our products enter production.

(6)     Dependence on one or a few major customers

        As we are in the development stage of operations, we currently have no customers and dependency on particular customers cannot be anticipated at this time.

(7)     Patents and trademarks

        On June 1, 1998, we were assigned the entire worldwide right, title and interest in a preservation technology applicable to, but not limited to platelets (a blood component), red blood cells, heart valves, tissue and organs. This technology concerned all of the discoveries, concepts and ideas whether patentable or not, invented and developed by Messrs. Leonid Babak and Vladimir Serebrennikov, and was in exchange for 877,500 shares of common stock issued to each. Messrs. Babak and Serebrennikov are employees of our branch operation and stockholders of the Company. We applied for an U.S. Patent on October 31, 1998, which covers the hardware design of the container, preservation methodologies and processes. A continuation-in-part (CIP) was filed in February of 1999 covering our solutions and other preservation methodologies. We have filed an international application with the Patent Cooperation Treaty based on our U.S. patent application, designating all countries and regions. It is management's and counsel's beliefs that the patent and its extensions will protect the current core technology and provide the Company with a long-term competitive advantage in the market.

        We purchased the patents for a product titled Phemtest from Paul Okimoto, an officer and director, on September 1, 1998. The patents "VENEREAL TESTING APPLICATOR AND METHOD", Patent Number 4,784,158, was issued November 15, 1988, and "BODY CAVITY SPECIMEN COLLECTING AND TESTING APPARATUS", Patent Number 4,945,921, was issued August 7, 1990.

(8)     Need for any government approval

        The Food and Drug Administration ("FDA") and the European Union ("EU") have regulations for the marketability of medical solutions and equipment. We have not developed our products to the level where these approval processes can be started.

(9)     Effect of existing or probable governmental regulations on the business

        The FDA additionally, has established regulations on the operations of companies offering products or services in the medical market place. Therefore, there may be additional significant operating expenses for entering and establishing an operation in the medical market place.

(10)    Estimate of the amount spent on research and development activities

        From inception through September 31, 1999, our accumulated deficit is $709,700, of which $240,200 has been a spent on research and development activity

(11)    Costs and effects of compliance with environmental laws

        We have not incurred any costs in connection with compliance with environmental laws. We are unable to anticipate future costs or effects, as the Company is early in its development stage.

(12)    Employees

        The Company presently has seventeen (17) full time employees, 6 in the U.S. and 11 in Russia. The Company's employees are currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employees are good.

REPORTS TO SECURITIES HOLDERS

        We intend to (i) send an annual report, including audited financial statements to each holder of shares of our common stock, and (ii) file regular annual and quarterly reports with the Securities and Exchange Commission. Additionally, you can read and copy any and all such reports at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at "www.sec.gov" that contains reports, proxy and information statements, and other information regarding us and other issuers.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

        OVERVIEW

        We have a very limited operating history and have no revenue to date. Our prospects must be considered in light of the risks and uncertainties encountered by companies in an early stage of development involving new technologies and overcoming regulatory approval process requirements before any revenue is possible.

        We have experienced operating losses since our inception. These losses resulted from the significant costs incurred in the development of the technology and the establishment of our research and development facility. Expenditures will increase in all areas in order to execute our business plan, particularly in research and development and in gaining regulatory approval to market our products in the U.S. and abroad.

LIQUIDITY AND CAPITAL RESOURCES

        Since our inception, we have financed our operations through financing from the founders and private investors, a public offering under Regulation D, Rule 504 and private placements under Regulation D, Rule 506.

        We anticipate a significant growth in operations and that operating expenses and capital expenditures will constitute a material use of our cash resources. The success of the company is dependent on funding from private placements. We believe that the net proceeds of a private placement currently in process will be sufficient to meet anticipated cash requirements for working capital and capital expenditures for 9 months if the full amount of the offering is raised, although there is no assurance that the full amount will, in fact, be received. Following the completion of this offering we may seek additional funds through other offerings of debt or equity securities, which could result in additional dilution to stockholders.

GOING CONCERN

We are in the second year of research and development, with an accumulated loss during the development stage of $709,700. As of September 30, 1999 we are uncertain as to the completion date or if a product will be completed at all.

We may not be able to secure funding, in the future, necessary to complete the research and development of the medical technology.

If we lose key personnel or are unable to attract and retain additional qualified personnel we may not be able to successfully manage the business and achieve our objectives.

These conditions give rise to substantial doubt about our ability to continue as a going concern. Our continuation as a going concern is dependent upon our ability to obtain additional financing or sale of our common stock as may be required and ultimately to attain profitability.

The Report of Independent Certified Public Accountants contains an emphasis paragraph regarding the Company's ability to continue as a going concern.

DEVELOPMENT PLAN

        We have engaged Quintiles, Inc., an international regulatory consulting firm, to assist with planning and managing the regulatory approval process. This firm specializes in the design and implementation of regulatory strategies including experiment design and monitoring.

        As an overall strategy, we intend to limit the system claims and to progressively expand them as FDA and/or EU approval is granted for each succeeding claim. We believe that this should provide a shorter time to market.

Development Phases

        We have developed a 3-phase development strategy that considers FDA and international approval processes.

        - Phase 1 Platelet Preservation - Solution Only The plan starts with a platelet preservation product using the PlexLife solution by itself. A solution development process is underway with the planned outcome of platelets that can be stored under refrigeration for a period greater than 7 days. These platelets are to be strong viable platelets with little or no bacterial growth. Currently the industry stores platelets at ambient temperature for a maximum of 5 days, a FDA imposed limit due to historic bacterial infection of the platelets.

        - Phase 2 Platelet Preservation - Complete PlexLife System This phase of development is to result in longer storage times for platelets. The development will combine the use of solutions, sub-zero temperature and high pressure. It is our goal to develop a storage method that will preserve the viability of platelets with little or no bacterial growth for a period greater than 13 days. This will provide the medical community with a new and economical method for long-term platelet storage thereby reducing the current loss of product.

        - Phase 3 Organs and Heart Valves The third phase will incorporate storage of organs and heart valves. This development will involve experiments with animal organs to demonstrate our ability to harvest, store and transplant organs. The goal is to achieve a level of physical condition and viability of these organs that is equal to or superior to present storage methods and storage times. The development process includes the development of solutions, chambers and cooling methods. As the development experiments are proven to be successful, higher life forms will be involved, until the goal of human organ and heart valve preservation is obtained.

Governmental approval for human testing will be required for each of these three phases of development. Our plan is to obtain the necessary approvals for each stage.

INTELLECTUAL PROPERTY

        We consider our intellectual property a key cornerstone and asset of our business. As such, the intellectual property, which consists of applied-for patents, trade secrets, copyrights and know-how will be both developed and protected as a primary goal of the company. We plan to gain wide protection for our intellectual property worldwide by patent and trademark filings in major foreign markets as well as the careful protection of trade secrets through contract and procedure.

        We applied for a U.S. Patent on October 31, 1998, which covers the hardware design of the container, preservation methodologies and processes. A continuation-in-part (CIP) was filed in February of 1999 covering our solutions and other preservation methodologies. It is management's, and counsel's belief that the patent and its extensions will protect the current core technology and provide the company with a long-term competitive advantage in the market.

        We filed the patent internationally, and additional patents will be filed as technology improvements are developed.

PLANT AND SIGNIFICANT EQUIPMENT REQUIREMENTS:

        We do not expect to purchase any plant or significant equipment. Our plan is to rent or lease facilities and any significant equipment necessary during our development stage.

CHANGES IN THE NUMBER OF EMPLOYEES

        We anticipate hat the growth of the company will require the addition of several employees. We anticipate the number of employees will grow from our present level of 17 employees to as many as 90 employees by the end of the year 2000. The addition of employees will be made on an as required basis.

ITEM 3. DESCRIPTION OF PROPERTY

The Company owns no real property and has no interest in any real property. We have not yet entered into a lease on facilities in the United States. Our principal address as reported herein is the residence of one of our employees. Although the real estate leasehold market in California is highly competitive, we believe that, as we require facilities in California we will be able to find such available facilities at a reasonable cost.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

        The following table sets forth the outstanding shares of common stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's common stock on September 30, 1999. All of the per share numbers are calculated to include the effect of a split of 1 share into 4 shares, effective July 21, 1998 (the "Split"). The company is in the process of a private placement offering and has included the current effect of such offering on ownership in the following tables.

--------------------------------------------------------------------------------------------
                                                                          PERCENT ASSUMING
PRINCIPAL SHAREHOLDER'S NAME AND   NUMBER OF SHARES    PERCENT PRIOR TO   ALL SHARES OFFERED
ADDRESS                            OWNED(1)            OFFERING(2)        ARE SOLD(2)
--------------------------------------------------------------------------------------------
Harry Masuda(3)                    920,300(5)          12.8%              10.0%
1127 Harker Avenue
Palo Alto, CA 94301

YN Faarkaghyn Shiaght Lorne        917,500             12.8%              10.0%
House Trust Limited(4)
669 35th Street
Richmond, CA 94805

Leonid Babak
31 Apt. 16 Novaja Zarja St.        877,500             12.2%              9.6%
Krasnoyarsk, Russia 66028

Vladimir Serebrennikov             877,500             12.2%              9.6%
1A Apt 53 Academgorodok
Krasnoyarsk, Russia 66036

Max C. Tanner                      600,000              8.3%              6.5%
2950 E. Flamingo Rd., Suite G
Las Vegas, NV 89121
--------------------------------------------------------------------------------------------

        (1)     Restricted stock. Reflects July 1998 one to four stock split.

        (2) Assumes exercise of options to purchase an aggregate of 1,052,500 shares of restricted common stock at prices ranging from $0.01 to $0.50 per share, expiring on dates ranging from 5/9/03 to 7/5/04. Does not assume the exercise of warrants to purchase an aggregate of 100,000 shares of restricted common stock at $0.375 per share, expiring on dates ranging from 3/24/00 to 6/15/00, nor the warrants issuable in connection with the September 1999 to present offering.

        (3)     An officer and/or director of the Company.

        (4) Paul Okimoto, an officer and director of the Company, is Trustee for YN Faarkaghyn Shiaght Lorne House Trust Limited, for the benefit of Mark Tameichi Okimoto, Michael Akira Okimoto, Eric Yoshiro Okimoto, Daryl Takashi Okimoto, Mary T. Hernandez and Betty Yamaguchi.

        (5)     Includes Mr. Masuda's purchase of 2,800 shares on September 8,
                1998.

SECURITY OWNERSHIP OF MANAGEMENT

        The following table sets forth the outstanding shares of common stock of the Company owned of record or beneficially by each officer and director of the Company on September 30, 1999 and by all officers and directors as a group.

--------------------------------------------------------------------------------------------
                                                                          PERCENT ASSUMING
PRINCIPAL SHAREHOLDER'S NAME AND   NUMBER OF SHARES    PERCENT PRIOR TO   ALL SHARES OFFERED
ADDRESS                            OWNED(1)            OFFERING(2)        ARE SOLD
--------------------------------------------------------------------------------------------
Harry Masuda(3)                         920,300(6)        12.8%                10.0%
1127 Harker Avenue
Palo Alto, CA 94301

YN Faarkaghyn Shiaght Lorne(4)          917,500           12.8%                10.0%
House Trust Limited
669 35th Street
Richmond, CA 94805

George Tsukuda(3)                       173,600(5)         2.4%                 1.9%
3729 McBeth Drive
San Jose, CA 95127

Leonid Babak                            877,500           12.2%                 9.6%
31 Apt. 16 Novaja Zarja St
Krasnoyarsk, Russia 66028

Vladimir Serebrennikov                  877,500           12.2%                 9.6%
1A Apt 53 Academgorodok
Krasnoyarsk, Russia 66036

Victor Ivashin                          320,000            4.5%                 3.5%
3645 Midway Drive
Santa Rosa, CA 95405

All Officers and Directors
as a Group (4 persons)                2,008,600(6)        28.0%                21.9%
--------------------------------------------------------------------------------------------

        (1) Restricted stock, reflects the July 1998 one to four stock split.

        (2) Assumes exercise of options to purchase an aggregate of 1,052,500 shares of restricted common stock at prices ranging from $0.01 to $0.50 per share, expiring on dates ranging from 5/9/03 to 7/5/04. Does not assume the exercise of warrants to purchase an aggregate of 100,000 shares of restricted common stock at $0.375 per share, expiring on dates ranging from 3/24/00 to 6/15/00, nor the Warrants issuable in connection with this Offering.

        (3)     An officer and/or director of the Company.

        (4) Paul Okimoto, an officer and director of the Company, is Trustee for YN Faarkaghyn Shiaght Lorne House Trust Limited, for the benefit of Mark Tameichi Okimoto, Michael Akira Okimoto, Eric Yoshiro Okimoto, Daryl Takashi Okimoto, Mary T. Hernandez and Betty Yamaguchi.

        (5) Assumes the exercise of options to purchase 20,000 shares of restricted common stock at $.025 per share, expiring on 7/9/03. Does not assume the exercise of warrants to purchase 50,000 shares of restricted common stock at $0.375 per share, expiring on 3/24/00.

        (6)     Includes Mr. Masuda's purchase of 2,800 shares on September 8,
                1998.

ITEM 5: DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        The names, addresses, ages and respective positions of the current Directors and Officers of HyperBaric Systems are as follows:

-------------------------------------------------------------------------------
Name                          AGE                POSITION
-------------------------------------------------------------------------------
Harry Masuda                  55                 President, Chief Executive
                                                 Officer, and a Director

Paul Okimoto                  64                 Chairman of the Board and
                                                 Executive Vice President

Ardeth Sealy                  52                 Chief Financial Officer,
                                                 Secretary

Rocky Umar                    60                 Vice President, Marketing

Larry Bryant                  55                 Vice President, Business
                                                 Development

Dr. David Lucas               57                 Scientific Director

George Tsukuda                55                 Director

        HARRY MASUDA, age 55, joined the Company on February 26 1998, as the Chief Executive Officer, President, and a Director of the Company. Mr. Masuda is the former president of several high tech companies including Piiceon, Inc., a manufacturer of computer peripheral products for microcomputers. Mr. Masuda also founded HK Microwave; a manufacturer of high frequency phase locked oscillators used in cellular telephone base stations, later acquired by Dynatech Corporation. Mr. Masuda received his BSEE and MSEE from San Jose State University.

        PAUL OKIMOTO, age 64, joined the Company on February 26 1998, as Executive Vice President and a director of the Company. Mr. Okimoto has received several patents related to medical devices.

        ARDETH SEALY, age 52, joined the Company on January 1 1999, as the Chief Financial Officer and Secretary of the Company. Mr. Sealy was formerly the Vice President of Finance and Administration for several Dynatech Corporation subsidiaries and for Capsco Sales, an electronic component distributor.

        ROCKY UMAR, age 60, joined the Company on May 10, 1998, as Vice President of Marketing of the Company. Mr. Umar served as Senior Executive for Product Management, Marketing and Sales at Cogar Corporation, and was responsible for acquisitions, marketing and sales, and planning for Singer Company, Business Machines Division. Mr. Umar was also CEO of Witek, Inc. a wireless technology company.

        LARRY BRYANT, age 55, joined the Company on August 9, 1999, as Vice President, Business Development. Mr. Bryant was Chief Strategic Officer of Surgica, a medical device company, and served as Chief Strategic Officer and Director of Investor Relations for Intracom.

        DR. DAVID LUCAS, Ph.D., age 57, joined the Company on January 1, 1999, as Scientific Director, obtained BA and Ph.D. degrees at Duke University and did postdoctoral work at Harvard Medical Center. His doctoral degree is in Microbiology and Immunology. He was a faculty member at the University of Arizona for 16 years where he taught medical students and graduate students. Previous industry positions were as Director of Research for American Qualex, an immunochemicals company; Vice President of Protein Technology, where he developed veterinary biologic products; Vice President for Research and Technology Transfer at Children's Hospital Oakland; and President of PediaPharm Corporation, a development stage pharmaceutical products company.

        GEORGE TSUKUDA, age 55, joined the Company on February 26 1998, a director of the Company. Mr. Tsukuda was self-employed as a psychotherapist working primarily with children doing play therapy. Since terminating his practice, he has worked full-time on completing his doctoral dissertation in clinical social work through Smith College School of Social Work in Northhampton, Massachusetts. Mr. Tsukuda received his Ph.D. in August of 1998.

The members of the executive staff have not been in bankruptcies, had criminal convictions, had securities bars, nor have they been barred from business activities by a court.

ITEM 6: EXECUTIVE COMPENSATION

        Our first year of operation ended December 31, 1998. As a start-up company, executive compensation has been limited. No executive officer has received compensation in an amount equal to or in excess of $100,000. Executive officers did not receive any bonus amounts. All non-employee directors of the Company do not receive compensation, but are reimbursed for direct expenses related to their duties.

------------------------------------------------------------------------------------------------
                                  SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------------------------------
                                                      Long Term Compensation
------------------------------------------------------------------------------------------------
                       Annual Compensation             Awards            Payouts
------------------------------------------------------------------------------------------------
   (a)       (b)    (c)    (d)     (e)          (f)           (g)          (h)         (i)
------------------------------------------------------------------------------------------------
                                    Other      Restricted     Securities
 Name and                           Annual       Stock        Underlying      LTIP      All Other
Principal          Salary   Bonus Compensation   Award(s)     Options/SARs   Payouts  Compensation
 Position   Year     ($)     ($)      ($)          ($)            (#)          ($)        ($)
------------------------------------------------------------------------------------------------
H. Masuda   1998   $28,000   $0       $0           N/A             N/A         N/A        N/A
CEO, Pres.
------------------------------------------------------------------------------------------------
R. Umar     1998   $21,000   $0       $0           N/A          200,000        N/A        N/A
VP Mkt'g
------------------------------------------------------------------------------------------------
A. Sealy    1998   $     0   $0       $0           N/A           90,000        N/A        N/A
CFO, Secty
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                             OPTION/SAR GRANTS IN LAST FISCAL YEAR
------------------------------------------------------------------------------------------------
                                       Individual Grants
------------------------------------------------------------------------------------------------
    (a)                (b)                          (c)                     (d)          (e)
------------------------------------------------------------------------------------------------
    Name       Number of Securities       % of Total Options/SARs       Exercise or   Expiration
             Underlying Options/SARs  Granted to Employees in Fiscal    Base Price       Date
                   Granted (#)                     Year                   ($/Sh)
------------------------------------------------------------------------------------------------
    CEO                    0                        0                          0           N/A
------------------------------------------------------------------------------------------------
  R. Umar            200,000                     19  %                    $0.025        5/9/03
  VP Mkt'g
------------------------------------------------------------------------------------------------
  A. Sealy            40,000                      3.8%                    $0.025       6/15/03
 CFO, Secty
------------------------------------------------------------------------------------------------
  A. Sealy            50,000                      4.8%                    $0.25       11/06/03
 CFO, Secty
------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------
        AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES
-------------------------------------------------------------------------------------------------
 (a)        (b)         (c)                   (d)                              (e)
-------------------------------------------------------------------------------------------------
                                Number of Securities Underlying    Value of Unexercised In-the
          Shares     Value        Unexercised Options/SARs at     Money Options/SARs at FY-End
        Acquired on  Realized             FY-End (#)                           ($)
Name   Exercise(#)      ($)        Exercisable/Unexercisable        Exercisable/Unexercisable
-------------------------------------------------------------------------------------------------
                                         NO EXERCISES
-------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------
                     LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR
-------------------------------------------------------------------------------------------------
                                                              Estimated Future Payouts Under
                                                               Non-Stock Priced-Based Plans
-------------------------------------------------------------------------------------------------
 (a)            (b)                       (c)                   (d)         (e)         (f)
-------------------------------------------------------------------------------------------------
         Number of Shares,
          Units or Other      Performance or Other Period    Threshold    Target      Maximum
 Name       Rights (#)        Until Maturation or Payout     ($ or #)    ($ or #)    ($ or #)
-------------------------------------------------------------------------------------------------
                                       NO AWARDS
-------------------------------------------------------------------------------------------------

ITEM 7: CERTAIN TRANSACTIONS AND RELATED TRANSACTIONS

TRANSACTIONS BETWEEN THE COMPANY AND MANAGEMENT

        Certain initial shareholders of the Company were issued an aggregate of 4,371,600 shares of restricted common stock, valued at an aggregate of $78,645. These initial shares of restricted common stock were issued as follows:

SHAREHOLDER                                                SHARES
-----------                                                -------
Harry Masuda(1)                                            917,500
YN Faarkaghyn Shiaght Lorne House Trust Limited(2)         917,500
George Tsukuda(3)                                          153,600
Leonid Babak(4)                                            877,500
Vladimir Serebrennikov(5)                                  877,500
Victor Ivashin(6)                                          320,000
Natalia Lazouto(7)                                          88,000
John Webley(8)                                              80,000

(1) Mr. Masuda, an officer and director of the Company, was issued 877,500 shares, valued at $0.0025 per share, for services rendered, February 26, 1998. Mr. Masuda paid $0.25 per share for additional 40,000 shares, July 18, 1998.

(2) Paul Okimoto, an officer and director of the Company, is Trustee for YN Faarkaghyn Shiaght Lorne House Trust Limited, for the benefit of Mark Tameichi Okimoto, Michael Akira Okimoto, Eric Yoshiro Okimoto, Daryl Takashi Okimoto, Mary T. Hernandez and Betty Yamaguchi, was issued 877,500 shares, valued at $0.0025 per share, for services rendered, which shares are held in this trust, February 26, 1998. Mary T. Hernandez, and Betty Yamaguchi, were each issued 20,000 shares, valued at $0.0025 per share, for services rendered, which shares are held in this trust, February 26, 1998, a transfer to the trust was made in September 1998.

(3) Mr. Tsukuda, a director of the Company, was issued 60,000 shares, valued at $0.0025 per share, for services rendered, February 26, 1998. Mr. Tsukuda paid $.25 per share for an additional 60,000 shares, April 6, 1998. For his investment of $15,000, Mr. Tsukuda was issued a warrant to purchase 50,000 shares of restricted common stock of the Company at $0.375 per share, expiring March 24, 2000. He purchased 9,600 shares at a price of $0.25 per share on July 17, 1998 and 64,000 at $0.25 on July 18, 1998.

(3) Mr. Babak was issued 877,500 shares, valued at $0.0025 per share, for services rendered, February 26, 1998.

(5) Mr. Serebrennikov was issued 877,500 shares, valued at $0.0025 per share, for services rendered, February 26, 1998.

(4) Mr. Ivashin was issued 320,000 shares, valued at $0.0025 per share, for services rendered, February 26, 1998.

(7) Ms. Lazouto was issued 88,000 shares, valued at $0.0025 per share, for services rendered, February 26, 1998.

(8) Mr. Webley was issued 80,000 shares, valued at $0.0025 per share, for services rendered.

        The Company issued the following options to purchase an aggregate of 1,052,500 shares of restricted common stock at an exercise price of $0.01 to $.50 per share, market value at date of grant, to the following individuals.

OPTION HOLDER       NUMBER OF SHARES      GRANT DATE    EXPIRATION DATE
-------------       ----------------      ----------    ---------------
Rocky Umar (1)            200,000            7/21/98         5/09/03
Luis Toledo(2)            200,000            7/21/98         5/27/03
Ardeth Sealy (1)           40,000            7/21/98         6/15/03
                           50,000           11/27/98        11/26/03
                           60,000            6/25/99         6/24/04
David Lucas                75,000             1/1/99        12/31/03
                           75,000            6/25/99         6/24/04
Eric Slayton               40,000            7/21/98         6/23/03
Vince Yalon                40,000            7/21/98         6/24/03
Mike Strong                40,000            10/1/98         9/30/03
Group of 13 Individuals   232,500            7/21/98 to      7/21/03 to
                                              7/5/99          7/5/04

(1)     An officer and/or director of the Company.

(2) Dr. Toledo is an internationally recognized authority on organ transplantation and preservation. He is currently a director of the Michigan Transplant Institute and sits on BioPreserve's Advisory Board as well as the Company's Advisory Board.

        On July 21, 1998, we completed a one into four stock split.

        On July 21, 1998, we issued to Max C. Tanner, counsel to the Company, 600,000 shares at $0.25 per share for services rendered and cash for an aggregate amount of $150,000.

        On June 1, 1998, we entered into an Employment Agreement with Vladimir Serebrennikov, an affiliate of the Company, whereby Mr. Serebrennikov is employed as the Technical Director of Preservation Systems for a minimum one-year term. The Company pays Mr. Serebrennikov $400 per month, which salary may be adjusted, with a bonus of $25,000 upon the successful completion of project milestones according to the Employment Agreement. On June 1, 1998, the Company also entered into an Agreement of Assignment of Patent and Technology with Mr. Serebrennikov. Mr. Serebrennikov assigned to the Company the entire worldwide right, title and interest in and to Mr. Serebrennikov's invention of technology for preserving and transporting biologic and non-biologic material and in and to all of the discoveries, concepts and ideas whether patentable or not. Pursuant to this Agreement on Assignment of Patent and Technology, Mr. Serebrennikov received 877,500 shares of the Company's restricted common stock, as stated above.

        On May 28, 1998, we entered into a Consultant Agreement with Dr. Luis Toledo, whereby Dr. Toledo was appointed to the Company's advisory board and is a consultant for a minimum term of one year. Also pursuant to the Agreement, the Company pays Dr. Toledo a commission equal to 5% of all sales within the organ transplant market for a five-year period from the date of the agreement, so long as Dr. Toledo remains a consultant and advisory board member. Such commission is limited to a total of $1,000,000. Further, Dr. Toledo has been granted options to purchase 200,000 shares of restricted common stock of the Company at $.025 per share pursuant to a Stock Option Plan. Further, Dr. Toledo is eligible for a bonus of up to $5,000 after the first year as a consultant and advisory board member up to the expiration of the stock options for the sole purpose of exercising the stock options.

        On June 24, 1998, we invited Eric Slayton, President of Global Healthcare, to be a member of the advisory board. The Company has granted to Mr. Slayton an option to purchase 40,000 shares of restricted common stock of the Company at $.025 per share pursuant to a Non-Statutory Incentive Stock Option Plan.

        On September 1, 1998 we entered into a purchase agreement with Paul Okimoto, an officer and director of the Company, acquiring all rights to a disposable venereal disease test device called Phemtest, for which Mr. Okimoto owned the patent. The Company paid to the law firm of Flehr, Hohbach, Test and Herbert, $1,375 for the patent maintenance fee, and has also agreed to pay Mr. Okimoto a royalty payment of 5% of gross sales of Phemtest for the next five years. Mr. Okimoto has directed the Company to pay the law firm of Flehr, Hohbach, Test and Herbert the first $16,000, his personal liability, of royalties earned. Mr. Okimoto has agreed to subordinate his royalty payments until we pay the law firm this amount in full on his behalf out of royalty funds earned.

        September 8, 1998, we sold 1,000,000 common shares, raising $239,400 under Regulation D, Section 504, a public offering. On September 17, 1998, we filed information to conform to Rule 15c2-11(a)(5) of the Securities Exchange Act of 1934, as amended.

        From August 1 through October 6, 1999, Mr. Masuda loaned the company $24,200. Mr. Tsukuda has loaned the Company $5,000 during the same period. The loans are due during November 1999, and are scheduled to be re-paid with a 10% annual interest rate. Mr. Tsukuda received a warrant to purchase 2,500 shares of common stock at a price of $1.50; the warrant expires August 31, 2001.

ITEM 8: DESCRIPTION OF SECURITIES

COMMON STOCK

        The authorized capital stock of the Company consists of 50,000,000 shares of common stock, no par value per share. The holders of common stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution or winding up of the affairs of the Company; (iii) do not have preemptive subscription or conversion rights and there are no redemption rights applicable thereto; and (iv) are entitled to cumulative voting on all matters which shareholders may vote on at all meetings of shareholders.

THE WARRANTS

        We have issued warrants to purchase common stock in exchange for services, in connections with loan agreements or under terms of sale of common stock. Individuals purchased common shares and received warrants priced at $0.375 per share that expire on or before July 15, 2000. We issued warrants to provide incentives to a service provider and to received favorable payment terms which is exercisable at $1.50 per share and that expires on September 21, 2004. Under the terms of our current offering, for every two shares of common stock purchased by an investor, the investor will receive a warrant to purchase one share of common stock exercisable at $2.50 per share until January 1, 2002.

CUMULATIVE VOTING

        The holders of shares of common stock of the Company have cumulative voting rights pursuant to California General Corporation Law. Upon the effective election of cumulative voting by any shareholder, each shareholder entitled to vote at any election of directors may cumulate such shareholder votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among as many candidates as the shareholder sees fit.

DIVIDENDS

        To date we have not paid or declared any dividends and we have no intention of declaring or paying any dividends in the foreseeable future. If we decide to pay dividends, that decision will be made by our Board of Directors, which will likely consider, among other things, our earnings, our capital requirements and our financial condition, as well as other relevant factors.

TRANSFER AGENT

        The Company has engaged the services of Silver State Registrar and Transfer Agent, 3541 Summer Estates Circle, Salt Lake City, UT 84121, as transfer agent and registrar.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

        Since May 18, 1999, the Company's common stock has been traded on the OTC Bulletin Board under the symbol "HYRB". The following table sets forth, for the periods indicated, the high and low bid prices for the common stock as reported by the OTC Bulletin Board. The following quotations should not be construed to imply that an established trading market exists for the common stock; trading to date has been sporadic.

                                  1999             HIGH   LOW
                                  ----             ----   ---
                             3rd Quarter           2.28   0.59
                             2nd Quarter           1.00   0.25

        The market price for the Company's common stock has historically been volatile. Significant volatility in the market price of shares of the Company's common stock may arise in the future due to factors such as the Company's developing business, historic losses and relatively low price per share. In addition, future announcements concerning the Company or its competitors may have a significant impact on the market price of the common stock. Such announcements might include financial results, the results of testing, technological innovations, new commercial products, changes to government regulations, developments concerning proprietary rights, or litigation. As long as there is only a limited public market for the common stock, the sale of a significant number of shares of common stock at any particular time could be difficult to achieve at the market prices prevailing immediately before such shares are offered, and the offering of a significant number of shares of common stock at one time could cause a severe decline in the price of the common stock.

        There are currently approximately 958,200 shares of our common stock which are freely tradable and which are held of record by approximately 70 people. The remaining 5,314,800 shares will become freely tradable in accordance with the requirements of Rule 144, including the shares included in the table below concerning certain recent private placements or sales of restricted securities. Any shares held by "affiliates" of the Company, which would otherwise be freely tradable, will be subject to the resale limitations under Rule 144. In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year would be entitled to sell, within any three month period, that number of shares that does not exceed the greater of one percent (1%) of the then-outstanding shares of common stock and the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission, provided certain manner of sale and notice requirements and public information requirements are satisfied. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, he issuer. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described in this paragraph.

ITEM 2. LEGAL PROCEEDINGS

        To the best knowledge of the Company's management, there is no legal proceeding pending to which the Company is a party or to which the Company's property is subject.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

        Not applicable

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

        The Company has conducted private placements of equity securities in the past nineteen months pursuant to certain exemptions from registration provided by the Securities Act of 1933.

        We have made several sales of the Company's common stock by private placements. The following table sets forth the prices for these sales.

    EVENT                PRE STOCK SPLIT PRICE        POST STOCK SPLIT PRICE
    -----                ---------------------        ----------------------
Founders Stock                    $0.01                       $0.0025
  February 26, 1998

Private Sales                     $1.00                       $  0.25
  April 6, 1998 to
  July 19, 1998

Private Sale                      N/A                         $  0.25
  September 2, 1998

Regulation D, Rule 504            N/A                         $  0.25
  September 4, 1998

Private Sale                      N/A                         $  0.50
  December 28, 1998

Private Sales                     N/A                         $  1.50
  February 4, 1999 to
  May 13, 1999

Regulation D, Rule 506            N/A                         $  1.50
  September 22, 1999 to
  Present

        On February 26, 1998, the Company issued an aggregate of 1,014,500 shares of common stock to 8 investors for services previously rendered to the Company. The issuance of these shares was exempt from the registration requirements of the Securities Act pursuant to Sections 4(2) and 3(b) of the Securities Act of 1933, as amended (the "Act") and Regulation D promulgated under the Act, and Rule 504 thereof. At the time of the issuance, the Company was not subject to the reporting requirements of the Securities Exchange Act of 1934, and the value of the securities issued did not exceed $1,000,000 (at the date of issuance, the shares had an aggregate value of $10,145). The shares were issued for bona fide services previously provided to the Company, and were not in connection with a capital-raising transaction.

        On April 6, 1998, the Company closed a private placement of 15,000 shares of its common stock for an aggregate amount of $15,000. The issuance and sale of these shares was exempt from the registration requirements of the Act pursuant to Sections 4(2) and 3(b) thereof and Regulation D promulgated under the Act, and Rule 504 thereof as a transaction by an issuer not involving a public offering. All of the purchasers represented to the Company that they were acquiring the shares for their own accounts and not for the account or benefit of another person; that the shares were being acquired for investment and not with a view to the distribution thereof; and that the purchasers did not intend to sell or otherwise dispose of all or any part of the shares at the time of purchase or upon the occurrence or nonoccurrence of any predetermined event. Each purchaser also agreed that he or she would offer or resell shares only if the shares were registered under the Securities Act or an exemption from such registration was available. No advertising or public solicitation was used in the placement. The Company placed a restrictive legend on the certificates representing the shares and placed "stop transfer" instructions with the transfer agent.

        Between July 1 and July 18, 1998, the Company closed a private placement of 63,400 shares of its common stock, or an aggregate amount of $53,500. The issuance and sale of these shares was exempt from the registration requirements of the Securities Act pursuant to Sections 4(2) and 3(b) thereof and Regulation D promulgated under the Act, and Rule 504 thereof as a transaction by an issuer not involving a public offerings. All of the purchasers represented to the Company that they were acquiring the shares for their own accounts and not for the account or benefit of another person; that the shares were being acquired for investment and not with a view to the distribution thereof; and that the purchasers did not intend to sell or otherwise dispose of all or any part of the shares at the time of purchase or upon the occurrence or nonoccurrence of any predetermined event. Each purchaser also agreed that he or she would offer or resell shares only if the shares were registered under the Securities Act or an exemption from such registration was available. No advertising or public solicitation was used in the placement. The Company placed a restrictive legend on the certificates representing the shares and placed "stop transfer" instructions with its transfer agent.

        On September 2, 1998, the Company closed a private placement of 600,000 shares of its common stock, for services rendered and cash for an aggregate amount of $150,000. The issuance and sale of these shares was exempt from the registration requirements of the Securities Act pursuant to Sections 4(2) and 3(b) thereof and Regulation D promulgated under the Act, and Rule 504 thereof as a transaction by an issuer not involving a public offering. All of the purchasers represented to the Company that they were acquiring the shares for their own accord and not for the account or benefit of another person; that the shares were being acquired for investment and not with a view to the distribution thereof; and that the purchasers did not intend to sell or otherwise dispose of all or any part of the shares at the time of purchase or upon the occurrence or nonoccurrence of any predetermined event. Each purchaser also agreed that he or she would offer or resell shares only if the shares were registered under the Securities Act or an exemption from such registration was available. No advertising or public solicitation was used in the placement. The Company placed a restrictive legend on the certificates representing the shares and placed "stop transfer" instructions with its transfer agent.

        On September 4, 1998, the Company consummated an offering of 1,000,000 shares of its common stock pursuant to Sections 4(2) and 3(b) and Regulation D promulgated under the Act, and Rule 504 thereof. An aggregate of $250,000 was received in this offering ; all purchasers represented to the Company that they were "accredited investors" as defined in the Securities Act.

        On December 28, 1998, the Company closed a private placement of 100,000 shares of its common stock, for aggregate proceeds of $50,000. The issuance and sale of these shares was exempt from the registration requirements of the Securities Act pursuant to Sections 4(2) and 3(b) thereof and Regulation D promulgated under the Act, and Rule 504 thereof as a transaction by an issuer not involving a public offering. All of the purchasers represented to the Company that they were acquiring the shares for their own accord and not for the account or benefit of another person; that the shares were being acquired for investment and not with a view to the distribution thereof; and that the purchasers did not intend to sell or otherwise dispose of all or any part of the shares at the time of purchase or upon the occurrence or nonoccurrence of any predetermined event. Each purchaser also agreed that he or she would offer or resell shares only if the shares were registered under the Securities Act or an exemption from such registration was available. No advertising or public solicitation was used in the placement. The Company placed a restrictive legend on the certificates representing the shares and placed "stop transfer" instructions with its transfer agent.

        Between February 4 and May 31, 1999, the Company closed a private placement of 66,734 shares of common stock, for an aggregate amount of $ 99,101. The issuance and sale of these shares was exempt from the registration requirements of the Securities Act pursuant to Sections 4(2) and 3(b) thereof and Regulation D promulgated under the Act, and Rule 504 thereof as a transaction by an issuer not involving a public offering. All of the purchasers represented to the Company that they were acquiring the shares for their own accord and not for the account or benefit of another person; that the shares were being acquired for investment and not with a view to the distribution thereof; and that the purchasers did not intend to sell or otherwise dispose of all or any part of the shares at the time of purchase or upon the occurrence or nonoccurrence of any predetermined event. Each purchaser also agreed that he or she would offer or resell shares only if the shares were registered under the Securities Act or an exemption from such registration was available. No advertising or public solicitation was used in the placement. The Company placed a restrictive legend on the certificates representing the shares and placed "stop transfer" instructions with its agent.

        On September 22, 1999, the Company began an offering of 3,000,000 shares of its common stock pursuant to Section 4(2) of he Act and Rule 506 of Regulation D promulgated under the Act. As of November 1, 1999, the Company has consummated sales of 142,666 shares of common stock, for an aggregate amount of $ 194,499; all purchasers represented to the Company that they were "accredited investors" as defined in the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Articles of Incorporation and By-laws provide for indemnification of the officers and directors of the Company to the fullest extent permissible under California law. Additionally, the Company has entered into Indemnification Agreements with each of its officers and therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, unenforceable.

PART F/S

ITEM 1. FINANCIAL STATEMENTS

The following documents are filed as part of this report:

        HyperBaric Systems Financial Statements

                Report of BDO Seidman, LLP

                Balance sheets as of December 31, 1998 and September 30, 1999.

                Statements of operations and deficit accumulated during the development stage for the period from February 26, 1998, date of inception, through December 31, 1998, and nine months ended September 30, 1999 and 1998.

                Statements of stockholder's deficit for the period from February 26, 1998, date of inception, through December 31, 1998, and nine months ended September 30, 1999.

                Statements of cash flows for the period from February 26, 1998, date of inception, through December 31, 1998, and nine months ended September 30, 1999 and 1998.

                Notes to financial statements

ITEM 2. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        None -- Not Applicable

                Report of Independent Certified Public Accountants          25

FINANCIAL STATEMENTS

      Balance sheets                                                        26
      Statements of operations and deficit accumulated during the
        development stage                                                   27
      Statements of shareholders' deficit                                   28
      Statements of cash flows                                              29
      Notes to financial statements                                    30 - 45

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders of HyperBaric Systems

We have audited the accompanying balance sheet of HyperBaric Systems (a development stage company), as of December 31, 1998 and the related statements of operations and deficit accumulated during the development stage, shareholders' deficit, and cash flows for the period February 26, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HyperBaric Systems as of December, 31, 1998, and the results of its operations and its cash flows for the period from February 26, 1998 (date of inception) to December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. as shown in the accompanying financial statements, the Company is a development stage Company with a significant loss to date. These conditions raise substantial doubts about the ability of the Company to continue as a going concern. Management's plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

BDO Seidman, LLP

San Jose, California
October 12, 1999

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                                  BALANCE SHEETS


================================================================================================
                                                                 SEPTEMBER 30,      December 31,
                                                                          1999              1998
------------------------------------------------------------------------------------------------
                                                                   (UNAUDITED)
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents (Note 8)                               $  22,600         $ 125,800
    Other receivable                                                     2,000                --
    Prepaid expenses and other assets                                       --             1,000
------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                    24,600           126,800

PROPERTY AND EQUIPMENT, net (Note 2)                                     3,300             1,000
------------------------------------------------------------------------------------------------
                                                                     $  27,900         $ 127,800
================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Notes payable - current                                          $  64,200         $      --
    Accounts payable - trade                                            49,200            11,500
    Accounts payable - related party                                     3,600
    Accrued expenses - trade (Notes 3)                                 123,700            19,700
------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                              240,700            31,200

COMMITMENTS AND CONTINGENCIES (Notes 4 and 8)

SHAREHOLDERS' DEFICIT (Notes 4, 5, 8 and 9):
    Common stock, no par value; 50,000,000 shares authorized;
      6,154,334 and 6,071,600 shares issued and
      outstanding as of September 30,
      1999 and December 31, 1998, respectively                         337,200           224,600
    Paid in capital (Note 4)                                           159,700           144,000
    Deficit accumulated during the development stage                  (709,700)         (272,000)
------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' DEFICIT                                           (212,800)           96,600
------------------------------------------------------------------------------------------------
                                                                     $  27,900         $ 127,800
================================================================================================

                                 See accompanying notes to financial statements.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)

   STATEMENTS OF OPERATIONS AND DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE


====================================================================================================================
                                                                                    Period from February 26, 1998
                                               Nine Months Ended September 30,          (Date of Inception) to
                                               -------------------------------     ---------------------------------
                                                                                   September 30,        December 31,
                                                    1999                1998                1999                1998
--------------------------------------------------------------------------------------------------------------------
                                               (UNAUDITED)     (Unaudited)       (Unaudited)
OPERATING EXPENSES:
    Sales and marketing                      $    32,100         $    11,400         $    52,900         $    88,300
    Research and development                     151,900              41,700             240,200             163,400
    General and administrative                   243,700              97,500             407,200              20,900
--------------------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                             427,700             150,600             700,300             272,600

OTHER INCOME:
    Interest income                                 (600)               (500)             (2,000)             (1,400)
    Interest expenses                              9,000                  --               9,000                  --
--------------------------------------------------------------------------------------------------------------------
TOTAL OTHER INCOME                                 8,400                (500)              7,000              (1,400)
--------------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                         436,100             150,100             707,300             271,200

INCOME TAX EXPENSE                                 1,600                  --               2,400                 800
--------------------------------------------------------------------------------------------------------------------
NET LOSS                                     $   437,700         $   150,100         $   709,700         $   272,000
====================================================================================================================
BASIC AND DILUTED LOSS PER SHARE             $      0.08         $      0.03         $      0.13         $      0.06
====================================================================================================================
BASIC AND DILUTED WEIGHTED AVERAGE
    COMMON SHARES OUTSTANDING                  5,480,375           4,448,571           5,480,375           4,905,480
====================================================================================================================

                                 See accompanying notes to financial statements.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)

                                             STATEMENTS OF SHAREHOLDERS' DEFICIT



=============================================================================================================================
                                                                                                    Deficit
                                                                                                  Accumulated
                                                             Common Stock                            During
Period from February 26, 1998 (date of                ------------------------    Paid in          Development
inception) to September 30, 1999                        Shares         Amount     Capital              Stage         Total
-----------------------------------------------------------------------------------------------------------------------------
BALANCES, February 26, 1998 (date of inception)              --       $     --       $     --        $     --        $     --

Issuance of common stock for founders'  services      4,098,000         10,200             --                          10,200

Issuance of common stock for cash                       373,600        118,400             --                         118,400
Issuance of common stock, in REG D offering
  net of offering cost and services
  $154,600 (Notes 4 and 9)                            1,000,000         95,400        144,000              --         239,400
Issuance of common stock for cash paid and
  services, (Note 4)                                    600,000            600             --                             600

Net loss                                                     --             --                       (272,000)       (272,000)
-----------------------------------------------------------------------------------------------------------------------------
BALANCES, December 31, 1998                           6,071,600        224,600        144,000        (272,000)         96,600
Issuance of common stock for service (unaudited)          5,000          7,500             --                           7,500

Issuance of common stock for cash (unaudited)            77,734        105,100          7,200              --         112,300

Warrants issued in connection with debt
  securities (Note 6)                                                                   8,500                           8,500
Net loss (unaudited)                                         --             --                       (437,700)       (437,700)
-----------------------------------------------------------------------------------------------------------------------------
BALANCES, September 30, 1999 (unaudited)              6,154,334      $ 337,200      $ 159,700       $(709,700)      $(212,800)
==============================================================================================================================

                                 See accompanying notes to financial statements.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                        STATEMENTS OF CASH FLOWS

==================================================================================================================
                                                                                          For the Period From
                                                               Nine Months Ended           February 26, 1998
                                                                  September 30,          (Date of Inception) to
                                                         ---------------------------  ----------------------------
                                                                      September 30    December 31,
                                                              1999            1998            1999            1998
------------------------------------------------------------------------------------------------------------------
                                                         (UNAUDITED)   (Unaudited)    (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net (loss)                                           $(437,700)      $(150,100)      $(709,700)      $(272,000)
    Adjustments to reconcile net loss to
    net cash used in operating activities:
        Professional services rendered in
         exchange for stock                                  7,500          10,200          17,700          10,200
        Depreciation                                           400              --             400              --
        Interest Expense on debt securities                  8,500                           8,500
        Changes in current assets and liabilities:
           Other receivable                                 (2,000)             --          (2,000)             --
           Prepaid expenses and other assets                 1,000              --              --          (1,000)
           Accounts payable - trade                         37,700           3,600          49,200          11,500
           Accounts payable - related party                 3,600              --           3,600              --
           Accrued expenses                                104,000          23,700         123,700          19,700
------------------------------------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES                     (277,000)       (112,600)       (508,600)       (231,600)
------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment                      (2,700)             --          (3,700)         (1,000)
------------------------------------------------------------------------------------------------------------------

NET CASH USED IN INVESTING ACTIVITIES                       (2,700)             --          (3,700)         (1,000)
------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of common stock                 112,300         308,500         470,700         358,400
    Proceeds from borrowing on note payable                 64,200              --          64,200              --
------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                  176,500         308,500         534,900         358,400
------------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                 (103,200)        195,900          22,600         125,800

CASH AND CASH EQUIVALENTS, beginning of period             125,800              --              --              --
------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, ending of period              $  22,600       $ 195,900       $  22,600       $ 125,800
==================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid for income tax                             $   1,600       $       -       $   1,600       $       -
    Professional services rendered in
      exchange for stock                                 $   7,500       $  10,200       $  17,700       $  10,200
    Interest expense related to debt
      securities issued with detachable
      warrants                                           $   8,500       $       -       $   8,500       $       -
==================================================================================================================

                                 See accompanying notes to financial statements.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================

1.  SUMMARY OF
    ACCOUNTING          The Company

POLICIES HyperBaric Systems (a development stage Company referred to as the "Company") was incorporated on February 26, 1998 under the laws of the state of California. The business purpose of the Company is to develop the technology for preservation of certain biologic material, including platelets (a blood component), red blood cells, heart valves, tissue and organs. The Company is in the second year of its research and development activities. The Company's goal is to develop the technology to extend and maintain functionality of these materials for much longer periods of time than is currently possible. The Company's research facility is located in Krasnoyarsk, Russia.

                        Unaudited Interim Results

                        The interim financial statements as of and for the nine months ended September 30, 1999 and 1998, together with the financial data and other information for those periods disclosed in these notes to the financial statements, are unaudited. In the opinion of management, the interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of interim periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future periods.

                        Basis of Presentation

                        The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in the development stage and has no operating revenue and an accumulated deficit of approximately $272,000 as of December 31, 1998. The Company is in the second year of research and development, with an accumulated loss during the development stage of $709,700. As of September 30, 1999, management is uncertain as to the completion date or if the product will be completed at all.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================

                        These conditions give rise to substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include adjustments relating to the recoverability and classification of reported asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to obtain additional financing or sale of its common stock as may be required and ultimately to attain profitability.

                        Management's plan, in this regard, is to complete a private placement of 2,000,000 shares of common stock at $1.50 per share. Each two shares will have a warrant to purchase an additional share of common stock at $2.50 per share. The anticipated proceeds to the Company will be $2,640,000. Management believes this amount will be sufficient to finance the continuing research for the upcoming year.

                        Stock Split

                        On July 21, 1998, the Company completed a four for one stock split. All shares and per share data have been restated to reflect the stock split.

                        Use of Estimates

                        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

                        Cash and Cash Equivalents

                        The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================

                        places its cash and cash equivalents with high quality institutions. At times, such funds may be in excess of the Federal Deposit Insurance Corporation limit of $100,000.

                        Equipment

                        Equipment is stated at cost, net of accumulated depreciation. Depreciation is provided on the straight-line method over five years.

                        Research and Development Costs

                        Research and development expenditures are charged to expense, as incurred.

                        Income Taxes

                        The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS No.
                        109). Under SFAS No. 109, deferred tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

                        New Accounting Pronouncements

                        Comprehensive Income

                        The Company complies with the provisions of SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. During the period from Inception through December 31, 1998 and the nine months ended September 30, 1999 and 1998, the Company has had no transactions that would be required to be reported in comprehensive income.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================

                        In February 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 132, Employer's Disclosure about Pensions and Other Postretirement Benefits, which standardizes the disclosure requirements for pension and other postretirement benefits. The adoption of SFAS No. 132 had no impact on the Company's current disclosures.

                        In April 1998, the AICPA issued SOP 98-5 Reporting on the Costs of Start-Up Activities. Start-up activities are defined broadly as those one-time activities related to opening a new facility, introducing a new product or service, commencing some new operation or organizing a new entity. Under SOP 98-5, the cost of start-up activities should be expensed as incurred. The Company adopted the provisions of SOP 98-5 at inception (February 26, 1998), and does not expect the adoption to have a material effect on the Company's results of operations, financial position and cash flows.

                        In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or
                        (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company will adopt SFAS 133 in its quarter ending June 30, 2000 and does not expect such adoption to have an impact on the Company's results of operations, financial position or cash flows.

                        In 1998, the Company had not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on January 1, 2000 to affect its financial statements.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================

                        Stock Based Compensation

                        The Company applies Accounting Principles Board (APB) No. 25, Accounting for Stock Issued to Employees, and Related Interpretations in accounting for stock options issued to employees. Under APB Opinion No. 25, employee compensation cost is recognized when the estimated fair value of the underlying stock on date of grant exceeds the exercise price of the stock option. For stock options issued to non-employees, the Company applies SFAS No. 123, Accounting for Stock-Based Compensation, which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model.

                        Fair Values of Financial Instruments

                        The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                        Cash and cash equivalents:

                        The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

                        Short term debt:

                        The fair value of short-term debt approximates cost because of the short period of time to maturity.

                        Net Loss Per Common Share

                        The Company computes net loss per share in accordance with SFAS No. 128, Earnings per Share. ("SFAS No. 128") and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net loss per share is computed by dividing the net loss available to common shareholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share gives effect to common stock equivalents, however, potential common shares are excluded if their effect is antidilutive. Potential common shares are excluded to repurchase rights and incremental shares of common stock issuable upon the exercise of stock options and warrants. For the year ended December 31, 1998, options to purchase 40,000 and 65,000 shares of common stock,

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================

                        respectively, were excluded from the computation of diluted earnings per share since their effect would be antidilutive.

2.  PROPERTY AND        A summary of property and equipment follows:
    EQUIPMENT


                                                                    SEPTEMBER 30,  December
                                                                             1999    31, 1998
                        -------------------------------------------------------------------------
                                                                 (Unaudited)

                        Equipment                                   $3,700           $1,000
                        Less: accumulated depreciation                 400                -
                        -------------------------------------------------------------------------

                                                                    $3,300           $1,000
                        -------------------------------------------------------------------------

3.  ACCRUED             A summary of accrued expenses follows:
    EXPENSES

                                                     SEPTEMBER 30,      December
                                                              1999      31, 1998
                        --------------------------------------------------------
                                                       (Unaudited)
                        Wages payable                     $115,900      $ 16,500
                        Accrued expenses                     7,000         2,400
                        Income tax payable                     800           800
                        --------------------------------------------------------
                                                          $123,700      $ 19,700
                        --------------------------------------------------------

4.  RELATED PARTY       The Company has entered into various stock purchase
    TRANSACTIONS        agreements and employment contracts with shareholders of
                        the Company. As of July 31, 1999, the following transactions and/or agreements have been consummated.

                        On July 21, 1998, the Company issued 600,000 shares of common stock to its legal counsel at their fair market value of $0.25 per share for services rendered in connection with a private placement (Note 5) and $600 cash for an aggregate value of $150,000. Since the services related to the offering, the cost has been charged against common stock and presented as paid in capital. There was no effect on operations.

                        On May 10, 1998, the Company entered into an Employment Agreement with Rocky Umar, as the Vice President of Marketing for a minimum term of one year and whereby he receives a salary ranging from $2,000 per month to $10,000 per month, depending upon performance and the possibility of a commission equal to 1% of sales under Mr. Umar's management that exceeds $1,500,000 for a consecutive six-month period, not to

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================

                        exceed a $100,000 commission per 12-month period. Mr. Umar has been granted an option to purchase 200,000 shares of common stock at $0.025 per share pursuant to a Stock Option Plan. Further, Mr. Umar is eligible for a bonus of up to $5,000 after the first year of employment up to the expiration of the stock options.

                        On June 1, 1998, the Company entered into an Agreement of Assignment of Patent and Technology with Leonid Babak and Vladimir Serebrennikov whereby these individuals assigned to the Company the entire worldwide right, title and interest in and to their invention of technology for preserving and transporting biologic and non-biologic material and in and to all of the discoveries, concepts and ideas whether patentable or not. Pursuant to this Agreement on Assignment of Patent and Technology, each individual received 877,500 shares of the Company's common stock with an ascribed value of $2,190, which has been expensed as research and development.

                        On June 1, 1998, the Company entered an Employment Agreement with Leonid Babak, a shareholder, whereby Mr. Babak is employed as the Branch Chief of Russian Operations for an indefinite term and receives base compensation of $400 a month, which salary may be adjusted and be eligible for a performance based bonus of $5,000 per year.

                        On June 1, 1998, the Company also entered into a separate Employment Agreement with Vladimir Serebrennikov, a shareholder, whereby Mr. Serebrennikov is employed as the Technical Director of Preservation Systems for an indefinite term and the Company pays Mr. Serebrennikov $400 per month, which salary may be adjusted, with a bonus of $25,000 upon the successful completion of the Phase I within the agreed upon time frame.

                        On May 28, 1998, the Company entered into a Consulting Agreement whereby Dr. Luis Toledo was appointed to the Company's advisory board. Under the Consulting Agreement the Company pays Dr. Toledo a commission equal to 5% of all sales within the organ transplant market for the lessor of a five year period from the date of the agreement, or as long as Dr. Toledo remains a consultant and advisory board member. Such commission is limited to a total of $1,000,000. Further, Dr. Toledo, a participant in a Non-Statutory Option Plan, has been granted options to purchase 200,000 shares of common stock of the Company at $0.025 per share pursuant to a

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================

                        Stock Option Plan. In addition, Dr. Toledo is eligible for a bonus of up to $5,000 after the first year as a consultant and advisory board member.

                        On June 24, 1998, the Company hired Eric Slayton, President of Global Healthcare, to be a member of the advisory board. The Company granted to Mr. Slayton an option to purchase 40,000 shares of common stock of the Company at $0.025 per share pursuant to a Non-Statutory Incentive Stock Option Plan.

                        On September 1, 1998, The Company entered into a purchase agreement with Paul Okimoto, an officer and director of the Company, acquiring all rights to a disposable venereal disease test device called Phemtest, for which Mr. Okimoto owned the patent. The Company paid to the law firm of Flehr, Hohbach, Test and Herbert, $1,375 for the patent maintenance fee, and has also agreed to pay Mr. Okimoto a royalty payment of 5% of gross sales of Phemtest for the next five years.

5.  COMMON STOCK        The Company undertook a public offering, under
                        Regulation D, Rule 504 pursuant to which it sold
                        1,000,000 shares of common stock at $0.25 per share to raise $250,000 via an Offering Memorandum dated August
                        15, 1998 (the "Offering"). The Offering commenced on
                        August 15, 1998 and terminated on September 4, 1998. The transfer of 42,800 of the 1,000,000 shares is limited under the provisions of Rule 144(e) because these shares were issued to affiliates or control persons and are therefore control stock. The remaining 957,200 of the 1,000,000 shares were issued to non-affiliates and are therefore free trading. (Note 4)

                        All of the 1,000,000 shares were issued in reliance on the Federal exemption from registration under Rule 504 of Regulation D and A form d relating to these shares was filed with the U.S. Securities Exchange Commission (the "SEC") on September 9, 1998.

6.  STOCK OPTION PLANS  The Company adopted the following plans during 1998:

                        Statutory Incentive Stock Option Plan

                        The purpose of this plan is to strengthen the Company, by providing incentive stock options as a means to attract, retain and motivate corporate personnel. The options may not be granted to employees who own stock possessing more than 10% of the total combined

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================

                        Voting power of the stock of the Company. As of December 31, 1998, 600,000 options have been authorized.

                        A summary of the status of this plan as of December 31, 1998, and changes during the year ended is presented in the following table:

                                                                                Options Outstanding
                                                                               ---------------------
                                                                                            Weighted
                                                                                            Average
                                                                                            Exercise
                                                                                Shares        Price
                                                                               --------     --------
                        Authorized, February 26, 1998 (date of inception)       600,000       $
                        Granted                                                (250,000)      $0.07
                                                                               --------
                        Ending, December 31, 1998                               350,000       $0.07
                                                                                =======
                        Exercisable at year-end                                  40,000

                        Weighted-average fair value of options granted
                         during the year                                                      $0.04

                        The following table summarizes information about stock options outstanding as of December 31, 1998, follows

                                            Options Outstanding           Options Exercisable
                                     ---------------------------------  ----------------------
                                                   Weighted
                                        Number     Average   Weighted     Number      Weighted
                          Range of   Outstanding  Remaining   Average   Exercisable    Average
                          Exercise       as of   Contractual Exercise      as of      Exercise
                           Prices      12/31/98     Life       Price      12/31/98      Price
                        ------------ ----------- ----------  ---------  -----------   --------
                        $0.025-$0.25     250,000  10 years   $    0.07       40,000   $   0.03
                                      ----------             -----------  ---------   --------
                                         250,000             $    0.07       40,000   $   0.03
                                      ==========                          =========

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================

                        Employees may exercise their options to purchase his or her shares according to the following schedule:

                                                 Rocky Umar                  All others
                                                 ----------                  ----------
                        at inception                20%                          --
                        after 1st year              24%                          30%
                        after 2nd year              32%                          30%
                        after 3rd year              24%                          40%

                        Non-Statutory Incentive Stock Option Plan

                        The purpose of this plan is to promote the interest of the Company by providing a method whereby non-employees, advisory board members, members of the board of directors, consultants and independent contractors, who provide valuable services to the Company, may be offered incentives as rewards which will encourage them to acquire a proprietary interest in the Company.

                        As of December 31, 1998, 2,000,000 options have been authorized.

                        A summary of the status of this plan as of December 31, 1998, and changes during the year ended is presented in the following table:

                                                                              Options Outstanding
                                                                               December 31, 1998
                                                                            ------------------------
                                                                                           Weighted
                                                                                            Average
                                                                                            Exercise
                                                                              Shares         Price
                                                                            ----------     ---------
                        Authorized, February 26, 1998,
                           (date of inception)                               2,000,000       $  --

                        Granted                                               (800,000)      $0.24
                                                                             ---------       -----

                        Ending, December 31, 1998                            1,200,000       $0.24
                                                                             =========       =====

                        Exercisable at year-end                                 65,000

                        Weighted-average fair value of options granted
                         during the year                                                     $0.13

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================

                        The following table summarizes information about stock options outstanding as of December 31, 1998, follows:


                                               Options Outstanding           Options Exercisable
                                                    Weighted
                                         Number     Average    Weighted     Number      Weighted
                           Range of   Outstanding  Remaining    Average  Exercisable    Average
                           Exercise      as of     Contractual Exercise     as of       Exercise
                            Prices      12/31/98      Life       Price     12/31/98      Price
                          --------------------------------------------------------------------------
                          $0.01-$0.25    800,000    10 years    $  0.24       65,000   $  0.02
                                        --------                            --------   -------
                                         800,000                $  0.24       65,000   $  0.02
                                        ========                            ========

                        Stock Purchase Warrants

                        As of December 31, 1998, the following common stock warrants were issued and outstanding:

                                                     Shares
                                                   Subject to       Exercise      Expiration
                        Issued with Respect to:      Warrant          Price          Date
                        --------------------------------------------------------------------------
                        Non-employee Compensation        50,000      $  0.375     March 24, 2000
                        Non-employee Compensation        50,000      $  0.375      June 15, 2000
                        --------------------------------------------------------------------------
                                                        100,000
                                                  ==============

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================

                        Proforma Information

                        The Company estimates the fair value of warrants at the grant date by using the Black-Scholes option pricing-model with the following weighted-average assumptions used for grants in 1999 and 1998. Detailed below is a summary of the Black-Scholes information related to warrants:

                                                                                Risk Free              Fair Value
                          Grant          Number of      Dividend   Expected      Interest Expected        of
                          Month           Warrants        Yield   Volatility      Rate      Life        Warrants
                        -----------------------------------------------------------------------------------------
                        May, 1998          100,000           0       121.6%       4.52%    2 Years           0
                        August, 1999         7,500           0       121.6%       4.86%    2 Years       6,710
                        September, 1999     30,500           0      112.14%       4.70%    2 Years       1,625
                        October, 1999       64,833           0      116.72%       4.98%    2 Years           0

                        SFAS No. 123 requires the Company to provide pro forma information regarding net loss and loss per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair market value based method prescribed in SFAS No. 123. The company estimates the fair market value of stock options at the grant date by using the Black-Scholes option pricing-model with the following weighted average assumptions used for grants in 1999 and 1998, respectively.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================

                        Under the accounting provisions of SFAS No. 123, the Company's net loss and loss per share would have been increased to the pro forma amounts as follows:

                                                               SEPTEMBER 30,         December 31,
                        Periods ended                                   1999                 1998
                        -------------------------------------------------------------------------
                        Net loss:
                            As reported                          $  (437,700)        $  (272,000)
                        =========================================================================
                            Pro forma                            $  (440,000)        $  (272,000)
                        =========================================================================
                        Basic and diluted loss per share:
                            As reported                          $     (0.08)        $     (0.06)
                        =========================================================================
                            Pro forma                            $     (0.08)        $     (0.06)
                        =========================================================================

                        On June 21, 1999, the shareholders approved an increase in the authorized number of shares of common stock from 10,000,000 to 50,000,000 shares. As of this date, the Company issued options to purchase an aggregate of 1,052,500 shares of common stock at an exercise price of $0.01 to $0.50 per share with various expiration dates through July 2009.

7. INCOME TAXES         Income tax expenses for the period ended December 31,
                        1998, comprise:

                        1998                Current            Deferred               Total
                        -------------------------------------------------------------------
                        Federal                $ --                 $--                $ --

                        State                   800                  --                 800
                                               ----                 ---                ----

                                               $800                 $--                $800
                                               ====                 ===                ====

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================
                        The following summarizes the difference between the income tax (benefit) expense and the amount computed by applying the federal income tax 34% and the state tax rate of 8.84% (5.83%, net of federal tax benefit) in 1998 to loss before income taxes:

                                                                                          1998
                        =========================================================================
                        Federal income tax at statutory rate                         $ (92,500)
                        State income tax, net of federal tax benefit                   (15,900)
                        Tax benefit from losses not recognized                         109,200
                        -------------------------------------------------------------------------

                        -------------------------------------------------------------------------
                        INCOME TAX EXPENSE                                           $     800
                        =========================================================================

                        As of December 31, 1998, the Company had net operating loss carryforwards of $266,700 for federal and state income tax purposes, respectively to offset future taxable income, if any through the year 2018. In addition, the Company has tax credits of approximately $2,000 and $1,500 for federal and state income tax purposes, respectively.

                        Deferred income taxes result primarily from differences in the treatment of depreciation, state income taxes, and net operating loss carryforwards, for book and tax purposes. As of December 31, 1998, a 100% valuation allowance was provided for the gross deferred tax asset as management could not determine whether its realization was more likely than not.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================

                        Deferred tax assets comprise the following:

                                                                  SEPTEMBER 30,          December 31,
                                                                           1999                  1998
                        -----------------------------------------------------------------------------
                        Tax benefit from NOL carryforwards            $ 276,300             $ 106,200
                        Research & Development credit                    11,000                 3,500
                                                                      ---------             ---------
                        Gross deferred tax assets                       287,300               109,700
                        Valuation allowances                           (287,300)             (109,700)
                                                                      ---------             ---------

                        NET DEFERRED TAX ASSETS                       $      --             $      --
                                                                      =========             =========

                        For the period ended September 30, 1999 and the year ended December 31, 1998, the Company's valuation allowance on deferred tax assets increased $177,600 and $109,700, respectively.

8.  CONCENTRATION OF    Financial instruments, which potentially subject the
    CREDIT RISK         Company to concentration of credit risk, consist
                        principally of cash and cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions.

9.  SUBSEQUENT EVENTS   The Company entered into an employment agreement with
                        David Lucas on January 1, 1999, whereby Mr. Lucas as
                        Scientific Director oversees the research and development efforts of the Company. The Company pays Mr.
                        Lucas $3,000 per month.

                        During August 1999, the primary shareholder advanced $24,200 to the Company. These transactions are evidenced by two unsecured notes bearing interest at 10% per annum, due on or before November, 1999. (Unaudited)

                        Also during August 1999, two shareholders and an individual unrelated to the Company, advanced a total of $15,000 to the Company. These loans are evidenced by three unsecured notes bearing interest at 10% per annum, due on or before November, 1999. These lenders were also granted warrants to purchase a total of 7,500 shares of the Company's common stock at $1.50 per share and are void after August 31, 2001. (Unaudited)

                        During September 1999, an unrelated party advanced a total of $25,000 to the Company. These loans are evidenced by two unsecured notes bearing interest at 10% per annum. The lender was also granted warrants to purchase a total of 12,500 shares of the Company's common stock at $1.50 per share and are void after September 21, 2001. (Unaudited)

                        During October, 1999, the Company issued 115,666 shares of common stock to shareholders for cash consideration of $165,999. Additionally, the Company issued warrants, in connection with stock sales to related parties. For their investment they

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================

                        received 64,833 warrants. These warrants shall be exercisable to purchase 1 share of common stock for each warrant at a price equal to $2.50/share. The warrants will expire after January 1, 2002. (Unaudited)

                        During November, 1999 the Company issued 3,000 shares of common stock to shareholders for cash consideration of $4,500. (Unaudited)

PART III

        ITEM 1. EXHIBIT INDEX

SEQUENTIAL NO.
(2) ARTICLES OF INCORPORATION AND BYLAWS
    2.1 Articles of Incorporation and Amendments thereto
       2.1.1 Articles of Incorporation
       2.1.2 Action By Incorporator Of HyperBaric Systems
       2.1.3 Amended and Restated Articles of Incorporation, July 20, 1998
       2.1.4 Amended and Restated Articles Of Incorporation, June 18, 1999
    2.2. Bylaws
(3) INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS
    3.1 Stock Purchase Agreement For Founders (Common Stock) February 26, 1998
    3.2 Representation Letter for Founders
    3.3 Stock Purchase Agreement - Private Placement
    3.4 Subscription Agreement, Regulation D, Rule 504
    3.5 Subscription Agreement, Regulation D, Rule 506
(5) VOTING TRUST AGREEMENT
(6) MATERIAL CONTRACTS
    6.1 Assignment of Phemtest Patent and Technology
    6.2 Phemtest Patents
      US 4,945,921
      US 4,784,158
    6.3 Assignment of Patent and Technology - Vladimir Serebrennikov
    6.4 Assignment of Patent and Technology - Leonid Babak
    6.5 Consultant Agreement with Dr. Luis Toledo
    6.6 Employment contract R. Umar
    6.7 Employment contract L. Bryant
    6.8 Non-Statutory Incentive Stock Option Plan
    6.9 Statutory Incentive Stock Option Plan
    6.10 Statutory Incentive Stock Option Grant - R. Umar, 5/10/98
    6.11 Non- Statutory Incentive Stock Option Grant - A. Sealy, 7/21/98
    6.12 Statutory Incentive Stock Option Grant - A. Sealy, 11/27/98
    6.13 Statutory Incentive Stock Option Grant - A. Sealy, 6/25/99
    6.14 Indemnification Agreement - H. Masuda
    6.15 Indemnification Agreement - P. Okimoto
    6.16 Indemnification Agreement - G. Tsukuda
    6.17 Indemnification Agreement - R. Umar
    6.18 Indemnification Agreement - A. Sealy
    6.19 Indemnification Agreement - L. Bryant